FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date February 18, 2005

“Barbara O’Neill”

              Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: February 14, 2005

NEWS RELEASE 05-05

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources announces the first gold and silver intersections at Bahuerachi’s Los Alisos Zone including 9.14 meters grading 2.18 g/t gold and 182 g/t silver

Calgary, Alberta-Tyler Resources Inc. is pleased to announce a further exploration success at Bahuerachi with the discovery of epithermal gold-silver mineralization in drilling at the Los Alisos Zone.

Reverse circulation drill holes 05-RC-8 to 11 were drilled to do a first pass testing of the Los Alisos epithermal system located approximately 1.2 kilometers west of the area of the Main Zone drilling to date on Tyler Resources’ Bahuerachi property.

Significant Intervals for all drill holes are presented in the table below.

DRILL HOLES 05-RC-8 to 11, most significant intersections:

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Zinc (%)
05-RC-8	16.76	24.38	7.62	3.0	34	0.53
including	19.81	21.33	1.52	9.84	18.6	0.94
05-RC-9	22.86	32	9.14	2.18	182	Anomalous
including	25.9	27.43	1.52	9.62	822	Anomalous
and	35.05	47.24	12.19	2.7	38.7	1.57
including	44.2	45.72	1.52	9.53	111	4.32

Drill holes RC 8 to 11 were drilled on two fences located 50 meters apart and trending across the main veins as mapped at surface.  All holes intersected strong quartz vein and veinlet stockwork zone alteration.  The zone of stockworking, which contains anomalous to low grade silver and gold mineralization was identified over 50 meters in strike length, across approximately 30 meters in width and to a maximum tested depth of 65 meters.  Holes RC 8 and 9 intersected high-grade mineralization related to quartz vein emplacement in a coarse grained, altered porphyritic rock.  Holes RC 8 and 9 intersected high grade bonanza style mineralization whereas Holes RC 10 and 11 intersected weakly mineralized zones.

Los Alisos represents the discovery of a new style of mineralization at Bahuerachi and illustrates the target rich environment of the property.  Further work will be planned to follow up on this discovery, including trenching and diamond drilling as the Main Zone exploration schedule allows.

Property Wide Exploration Update

Drill hole RC 7 was drilled north of Los Alisos to test a small, blind airborne conductivity anomaly.  The hole was not completed to depth due to groundwater conditions and the test remains inconclusive.

February 14, 2005 – News Release

Drill holes RC 12 and 13 have recently been completed and need to be logged with the samples sent to the lab.  The test area was a zone of skarn mineralization in the northwestern part of the property.

The RC rig is currently testing an additional large blind airborne geophysical conductor in the northwest part of the property with a planned series of two to three drill holes.

Main Zone Exploration Update

Drilling is currently ongoing at the Main Zone with diamond drill hole 05-BAH-20 located approximately 90 meters south and west of RC 2.  Further results are anticipated shortly for diamond drill hole 17.  Core hole 18 is currently being shipped to the lab and core hole 19 is currently being logged and sampled in preparation for being sent for assay.

Twin assay results for a Reverse Circulation drill hole (RC 6, twinning 05-BAH-15) testing the new sampling cyclone used to minimize fines loss have just been received and are currently being evaluated by the Company and their Consultants.  Initial review of the results still shows that RC can show a significant downwards bias in grades compared to core assay results for comparable intervals. The Company and its Consultants are currently evaluating the continued use and methodologies of RC drilling in the various mineralized domains at Bahuerachi.

Further results and updates will be released as new results are being received, compiled and interpreted.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, and Mr. Brent Gonek, B.Sc, Geology, G.I.T., consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.